FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated October 21, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the third quarter of 2016.

2.  Table of unaudited consolidated capitalization of the Registrant at September 30, 2016 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2016

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report

January-September 2016

Summary

Net interest revenues, quarterly

Operating profit, quarterly

After-tax return on equity, quarterly

Total capital ratio, quarterly

First nine months of 2016

•             Net interest revenues Skr 1,290 million (9M15: Skr 1,234 million)

•             Operating profit Skr 789 million (9M15: Skr 1,193 million)

•             profit Skr 614 million (9M15: Skr 927 million)

•             New lending Skr 45.2 billion (9M15: Skr 83.0 billion)

•             Basic and diluted earnings per share Skr 154 (9M15: Skr 232)

•             After-tax return on equity 4.8 percent (9M15: 7.5 percent)

Third quarter 2016

•             Net interest revenues Skr 460 million (3Q15: Skr 416 million)

•             Operating profit Skr 328 million (3Q15: Skr 496 million)

•             Net profit Skr 254 million (3Q15: Skr 394 million)

•             New lending Skr 8.8 billion (3Q15: Skr 58.2 billion)

•             Basic and diluted earnings per share Skr 64 (3Q15: Skr 99)

•             After-tax return on equity 6.0 percent (3Q15: 9.6 percent)

Equity and balances

•                  Total capital ratio 23.5 percent (year-end 2015: 24.5 percent)

•                  Total assets Skr 310.5 billion (year-end 2015: Skr 280.4 billion)

•                  Loans, outstanding and undisbursed Skr 267.7 billion (year-end 2015: Skr 268.5 billion)

Statement by the CEO

New customers and motivated employees

Following a volatile first six months, the market has stabilized despite considerable uncertainty. During the period, SEK has continued to strenghten business with existing clients and to attract new clients. Moreover, the work with the government’s export strategy and the export promotion agencies in Team Sweden continues to develop favorably. During the period, Team Sweden focused efforts on supporting exporters by facilitating access to the right skills and the right support for their export transactions. This year, we have placed increased internal focus on leadership development as part of our endeavor to become a more attractive employer and to continously improve the internal efficiency.

The financial market has stabilized during the third quarter following the Brexit referendum. Although, the Sterling pound has continued to decline, share prices on Europe’s exchanges have risen and credit spreads are at their lowest since the start of 2016. However, uncertainty regarding certain European banks and the consequences of the new regulatory framework dampened optimism at the end of the quarter. Geopolitical risks remain substantial and a degree of uncertainty prevails regarding the potential impact of the US presidential election, including on free trade agreements between the US and other countries.

We are pleased that the market continues to find our product offerings attractive. Initiatives to reach more exporters continue and we have built excellent partnerships with Swedish banks and, through complementing each other’s services, we can provide customers with outstanding joint support. Half of our new clients are in the customer segment Medium-sized companies, which indicates substantial potential in the area.

We conducted an employee survey during the quarter, the results of which showed that our employees are highly motivated. The survey also showed that our mission is a strong driver for our staff. The leadership at SEK was also highly rated by our staff and we are continuing to groom our managers through leadership training initiatives, which is part of our strategy to become a more attractive employer.

During the period, SEK published its first newsletter to investors about SEK’s green bond. SEK is now participating in a recently launched Nordic initiative to develop a common set of  Nordic standards for reporting the climate effects of green bonds.

The major projects we began at the end of 2015, with the aim of substantially upgrading our risk management and risk measurement capabilities, are proceeding as planned and we have now entered into the implementation and delivery phase.

The operating profit for the first three quarters amounted to Skr 789 million (9M15: Skr 1,193 million). This decline was primarily attributable to investments in the development of risk measurement and to unrealized changes in market value. Net interest revenue was up slightly year-on-year at Skr 1,290 million (9M15: Skr 1,234 million), mainly due to lower borrowing costs and a higher average margin on interest generating assets. SEK has a strong capitalization with a total capital ratio of 23.5 percent and healthy liquidity. Accordingly, we are well prepared to assist Swedish export industry with financial solutions and to thereby strengthen Swedish export competitiveness.

“We are pleased that the market continues to find our product offerings attractive.”

Catrin Fransson, VD

Operations

New lending, quarterly

SEK’s markets for new lending Jan-Sep 2016

Strong third quarter attracting new customers

The third quarter was marked by a large influx of enquiries from new and existing clients. The new lending is considerably lower compared to the third quarter of 2015. This is due to SEK signing the financing agreement for Saab’s sale of the Gripen fighter aircraft to Brazil amounting to Skr 41.9 billion in the corresponding 2015 quarter. As a result of soliciting new clients, we have already surpassed the full-year 2016 target for new clients and, to date, SEK has gained 13 new clients. Our initiatives under the government’s export strategy are ongoing. We collaborate closely with the other agencies in Team Sweden on initiatives to establish regional export centers. In accordance with the government’s export strategy, the Swedish Agency for Economical and Regional Growth has created a digital entrance program for exporters at www.verksamt.se/utland, to provide companies with a comprehensive overview of the various services offered by the export promotion agencies.

New customer financing

Skr bn	Jan-Sep 2016	Jan-Sep 2015	Jan-Dec 2015
- Corporate lending(1)	13.9	13.5	19.3
- End-customer finance(2)	31.3	69.5	85.3
Total	45.2	83.0	104.6
CIRR loan as percentage of new financial transactions	24%	52%	49%

(1)         Of which Skr 0.7 billion ((9M15: Skr 0.5 billion, year-end 2015: Skr 0.9 billion) had not been disbursed at period end.

(2)         Of which Skr 11.0 billion ((9M15: Skr 45.1 billion, year-end 2015: Skr 52.5 billion) had not been disbursed at period end.

New borrowing, quarterly
Long-term borrowing

SEK’s markets for new borrowing
Jan-Sep 2016

Healthy capacity for new lending

The first six months of 2016 were characterized by market volatility. The UK Brexit referendum triggered violent price fluctuations; however, the market stabilized relatively quickly. In conjunction with the Brexit referendum, we increased liquidity and were thus well prepared for a potentially turbulent market. The third quarter has been stable and liquidity healthy. During the third quarter, SEK issued a three-year benchmark bond for USD 1.3 billion, which was well received by investors and was oversubscribed. We also issued a two-year Floating Rate Note for USD 500 million.

SEK has a healthy capacity for new lending and believes it is thus well equipped to face the potential consequences of turbulent financial markets and political uncertainty in the macro environment with respect to  long-term financing opportunities in the Swedish export industry.

SEK´s new borrowing

Skr bn	Jan-Sep 2016	Jan-Sep 2015	Jan-dec 2015
New long-term borrowings	61.5	39.9	47.0
Outstanding senior debt	262.0	258.3	233.6
Repurchase and redemption of own debt	10.1	32.4	41.0

Comments on the consolidated financial accounts

January–September 2016

Operating profit amounted to Skr 789 million (9M15: Skr 1,193 million). Net profit amounted to Skr 614 million (9M15: Skr 927 million).

Net interest revenues

Net interest revenues amounted to Skr 1,290 million (9M15: Skr 1,234 million).  Borrowing costs lowered from January to September, compared to the same period last year, and at the same time the average margin on interest-bearing assets was higher as a result of somewhat higher lending margins. In addition, the average market interest rate was up slightly year-on-year. This was offset by a lower average volume of interest-bearing assets. Liquidity investments decreased due to a more efficient use of capital.

Skr mn, average	Jan-Sep 2016	Jan-Sep 2015	Change
Total loans	205.1	216.3	-5%
Liquidity investments	67.5	81.5	-17%
Interest-bearing assets	272.6	297.7	-8%
Interest-bearing liabilities	249.9	272.3	-8%

Net results of financial transactions

Net results of financial transactions amounted to Skr -50 million (9M15: Skr 241 million). This decrease, in comparison to the same period in the previous year, was primarily due to negative unrealized changes in value attributable to financial instruments, which are measured at fair value and included in hedges. This was partially offset by a positive impact from repurchases and the early redemption of our own debt. During the same period last year, unrealized changes in value in financial instruments, had a positive impact.

Operating expenses

Skr mn	Jan-Sep 2016	Jan-Sep 2015	Change
Personnel expenses	-223	-211	6%
Other administrative expenses	-175	-102	72%
Depreciation and impairment of non-financial assets	-34	-32	6%
Total Operating expenses	-432	-345	25%

The increase in personnel expenses was mainly attributable to expansion of the organization, as part of adapting to the demands of regulations. There was no provision taken for the employee incentive scheme for this period (9M15: Skr -7 million). However, a Skr 4 million reversal of earlier provisions for the employee incentive scheme for 2015 was recorded during the period (9M15: Skr 6 million).

The yield from the scheme for employees is based on return on equity, and may not exceed two months’ salary. For 2016, the scheme covers all permanent employees with the exception of the CEO, other members of the executive management and employees working in risk and compliance functions.

The increase was mainly attributable to ongoing adjustments to regulations which have required development of IT systems. Compared with the same period last year, a larger part of the expenses associated with IT development were allocated to net income.

Net credit losses

Net credit losses amounted to Skr -1 million (9M15: Skr 69 million).  The year-on-year change was mainly attributable to the reversal of Skr 70 million from the portfolio-based reserve (i.e., the reserve not attributable to a specific counterparty), which occurred last year. The portfolio-based reserve amounted to Skr 170 million (year-end 2015: Skr 170 million).

Third quarter of 2016

Operating profit for the third quarter amounted to Skr 328 million (3Q15: Skr 496 million).  Net profit was Skr 254 million (3Q15: Skr 394 million).

Net interest revenues

Net interest revenues for the third quarter amounted to Skr 460 million (3Q15: Skr 416 million). Revenue was impacted positively by lower borrowing costs and higher average margins on interest-bearing assets, and negatively by lower average lending volumes.

Skr mn, average	Jul-Sep 2016	Jul-Sep 2015	Change
Total loans	206.8	213.3	-3%
Liquidity investments	78.4	73.6	7%
Interest-bearing assets	285.2	286.9	-1%
Interest-bearing liabilities	264.9	260.9	2%

Net results of financial transactions

Net results of financial transactions for the third quarter of 2016 amounted to Skr -3 million (3Q15: Skr 187 million), mainly due to negative unrealized changes in value attributable to basis spreads. This was offset by a positive impact from repurchases and the early redemption of our own debt.

Operating expenses

Skr mn	Jul-Sep 2016	Jul-Sep 2015	Change
Personnel expenses	-66	-63	5%
Other administrative expenses	-50	-32	56%
Depreciation and impairment of non-financial assets	-11	-11	0%
Total Operating expenses	-127	-106	20%

The increase in operating expenses was mainly due to higher other administrative expenses , which was mainly attributable to higher IT costs and consulting expenses due to the IT project for the development of risk measurement.

No provision was taken for the employee incentive scheme in the third quarter of 2016  (3Q15:  Skr -2 million).

Net credit losses

For the third quarter of 2016, net credit losses amounted to Skr 2 million (3Q15: a reversal of Skr 1 million).

Statement of Financial Position

Total assets and liquidity investments

The increase in total assets was mainly due to increased liquidity investments since the beginning of the year. During the second quarter of 2016 liquidity investments increased to ensure we had a healthy financial capacity ahead of the Brexit referendum.

Skr mn, average	September 30, 2016	December 31, 2016	Change
Total assets	310.5	280.4	11%
Liquidity investments	76.3	58.7	30%
Outstanding loans	205.0	205.1	0%
of which loans in the S-system	43.7	44.1	-1%

The volume of lending offers outstanding are recognized under commitments, see Note 9. No significant change has taken place in the composition of SEK’s counterparty exposure, see Note 11. Total exposures amounted to Skr 347.1 billion on September 30 2016 (year-end 2015: Skr 326.2 billion).

Liabilities and equity

As of the reporting date, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Accordingly, SEK considers all of its outstanding commitments to be covered through to maturity.

For 2016, SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the officially supported export credits system (CIRR).

Capital adequacy

SEK has a strong capitalization with a total capital ratio of 23.5 percent and healthy liquidity.

Percent	September 30, 2016	December 31, 2016
Common Equity Tier 1 capital ratio	20.8	21.6
Tier 1 capital ratio	20.8	21.6
Total capital ratio	23.5	24.5
Leverage ratio	5.1	5.4
Liquidity coverage ratio (LCR)	653.0	573.0
Net stable funding ratio (NSFR)	112.8	99.4

Rating

	Swedish Crowns	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Risk factors and the macro environment

Various risks arise as part of SEK’s operations. Our primary exposure is to credit risk, but we are also exposed to market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of SEK’s risk factors, refer to the Risk and Capital Management section in SEK’s 2015 Annual Report.

Global growth remains muted and the risk of new setbacks persists. Ultralow interest rates result in a higher risk that the functionality of the bond market may decline with lower turnover and less liquidity. Furthermore, low interest rates translate into greater risk of increased debt levels, rising asset prices and heightened financial risk taking. The presidential election in the US and possible US interest-rate hikes as well as elections in Italy, France and Germany could again lead to increased volatility in the global capital markets. The long-term effects of Brexit are difficult to analyze but it appears that the period of low and negative interest rates in Europe could become even more protracted as a result. Interest-rate margins, profitability, risk assumptions, asset quality and capitalization for banks could significantly impact the factors, which in turn could lead to a less robust financial system. The annualized rate of Swedish GDP growth was 3.4 percent for the second quarter and the unemployment rate was 7.2 percent (August 2016). The consumer price index rose 0.9 percent on an annualized basis in September 2016, as compared to the same period the previous year, and the repo rate remained unchanged at negative 0.5 percent. According to Statistics Sweden (SCB), global demand for Swedish goods appear to have softened at the start of the third quarter. Exports of services continued to record growth.

Financial targets

Profitability target	A return on equity of at least 6%.

Dividend policy	Payment of an ordinary dividend of 30% of the profit for the year.

Capital target

Under normal conditions, SEK’s total capital ratio is to exceed the Swedish FSA’s total capital adequacy requirement by 1 to 3 percentage points. Currently this means a Total capital ratio between 18-20%.

Key Performance Indicators Unaudited (except for Jan-Dec, 2015)

Skr mn (if not mentioned otherwise)	Jul-Sep 2016	Apr-Jun 2016	Jul-Sep 2015	Jan-Sep 2016	Jan-Sep 2015	Jan-Dec 2015
New lending	8,853	15,313	58,243	45,232	82,959	104,583
of which corporate lending	1,243	9,487	7,704	13,932	13,535	19,254
of which end-customer financing	7,610	5,826	50,539	31,300	69,424	85,329
CIRR loan as percentage of new lending	0%	0%	73%	24%	52%	49%
Loans, outstanding and undisbursed	267,723	273,113	270,513	267,723	270,513	268,535

New long-term borrowings	23,466	20,055	19,527	61,483	39,921	47,025
Outstanding senior debt	261,960	263,485	258,341	261,960	258,341	233,556

After-tax return on equity	6.0%	2.7%	9.6%	4.8%	7.5%	7.2%

Common Equity Tier 1 capital ratio	20.8%	20.2%	20.8%	20.8%	20.8%	21.6%
Tier 1 capital ratio	20.8%	20.2%	20.8%	20.8%	20.8%	21.6%
Total capital ratio	23.5%	22.8%	23.6%	23.5%	23.6%	24.5%
Leverage ratio	5.1%	5.0%	5.0%	5.1%	5.0%	5.4%
Liquidity coverage ratio (LCR)	653%	626%	446%	653%	446%	573%
Net stable funding ratio (NSFR)	112.8%	108.6%	102.2%	112.8%	102.2%	99.4%

See definitions on page 34.

Consolidated Statement of Comprehensive Income Unaudited (except for Jan-Dec, 2015)

Skr mn	Note	Jul-Sep 2016	Apr-Jun 2016	Jul-Sep 2015	Jan-Sep 2016	Jan-Sep 2015	Jan-Dec, 2015
Interest revenues		820	754	683	2,301	2,155	2,835
Interest expenses		-360	-353	-267	-1,011	-921	-1,173
Net interest revenues		460	401	416	1,290	1,234	1,662
Net fee and commission income		-4	-9	-2	-18	-6	-6
Net results of financial transactions	2	-3	-83	187	-50	241	400
Total operating income		453	309	601	1,222	1,469	2,056
Personnel expenses		-66	-75	-63	-223	-211	-295
Other administrative expenses		-50	-68	-32	-175	-102	-164
Depreciation and impairment of non-financial assets		-11	-11	-11	-34	-32	-98
Total operating expenses		-127	-154	-106	-432	-345	-557
Operating profit before net credit losses		326	155	495	790	1,124	1,499
Net credit losses	3	2	-4	1	-1	69	36
Operating profit		328	151	496	789	1,193	1,535
Tax expenses		-74	-36	-102	-175	-266	-348
Net profit		254	115	394	614	927	1,187

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		27	23	-4	40	-22	-8
Derivatives in cash flow hedges		-41	-44	-54	-131	-167	-217
Tax on items to be reclassified to profit or loss		3	5	13	20	42	49
Net items to be reclassified to profit or loss		-11	-16	-45	-71	-147	-176
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		-11	-11	-7	-35	26	49
Tax on items not to be reclassified to profit or loss		3	2	1	8	-6	-11
Net items not to be reclassified to profit or loss		-8	-9	-6	-27	20	38

Total other comprehensive income		-19	-25	-51	-98	-127	-138

Total comprehensive income(i)		235	90	343	516	800	1,049

(i)                  The entire profit goes to the shareholder of the Parent Company.

Skr
Basic and diluted earnings per share(ii)	64	29	99	154	232	297

(ii)               Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Consolidated Statement of Financial Position Unaudited (except for Jan-Dec, 2015)

Skr mn	Note	September 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	4, 5, 6	8,277	2,258
Treasuries/government bonds	4, 5, 6	2,639	2,006
Other interest-bearing securities except loans	3, 4, 5, 6	46,557	40,831
Loans in the form of interest-bearing securities	4, 5, 6	49,217	48,107
Loans to credit institutions	3, 4, 5, 6	33,358	29,776
Loans to the public	3, 4, 5, 6	141,320	140,806
Derivatives	5, 6, 7	14,572	12,672
Property, plant, equipment and intangible assets		124	129
Other assets		12,353	1,854
Prepaid expenses and accrued revenues		2,101	1,972
Total assets		310,518	280,411

Liabilities and equity
Borrowing from credit institutions	5, 6	5,423	5,283
Borrowing from the public	5, 6	0	61
Senior securities issued	5, 6	256,537	228,212
Derivatives	5, 6, 7	24,617	23,631
Other liabilities		1,967	1,637
Accrued expenses and prepaid revenues		2,066	1,912
Deferred tax liabilities		692	720
Provisions		62	39
Subordinated securities issued	5, 6	2,166	2,088
Total liabilities		293,530	263,583

Share capital		3,990	3,990
Reserves		156	227
Retained earnings		12,842	12,611
Total equity		16,988	16,828

Total liabilities and equity		310,518	280,411

Consolidated Statement of Changes in Equity in Summary Unaudited (except for Jan-Dec, 2015)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2015	16,157	3,990	398	5	11,764
Net profit Jan-Sep 2015	927				927
Other comprehensive income Jan-Sep 2015 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-22			-22
Derivatives in cash flow hedges	-167		-167
Tax on items to be reclassified to profit or loss	42		37	5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	26				26
Tax on items not to be reclassified to profit or loss	-6				-6
Total other comprehensive income Jan-Sep 2015	-127		-130	-17	20
Total comprehensive income Jan-Sep 2015	800		-130	-17	947
Dividend	-378				-378
Closing balance of equity September 30, 2015 (1)	16,579	3,990	268	-12	12,333
Opening balance of equity January 1, 2015	16,157	3,990	398	5	11,764
Net profit Jan-Dec, 2015	1,187				1,187
Other comprehensive income Jan-Dec, 2015 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-8			-8
Derivatives in cash flow hedges	-217		-217
Tax on items to be reclassified to profit or loss	49		47	2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	49				49
Tax on items not to be reclassified to profit or loss	-11				-11
Total other comprehensive income Jan-Dec, 2015	-138		-170	-6	38
Total comprehensive income Jan-Dec, 2015	1,049		-170	-6	1,225
Dividend	-378				-378
Closing balance of equity December 31, 2015 (1)	16,828	3,990	228	-1	12,611
Net profit Jan-Sep 2016	614				614
Other comprehensive income Jan-Sep 2016 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	40			40
Derivatives in cash flow hedges	-131		-131
Tax on items to be reclassified to profit or loss	20		29	-9
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-35				-35
Tax on items not to be reclassified to profit or loss	8				8
Total other comprehensive income Jan-Sep 2016	-98		-102	31	-27
Total comprehensive income Jan-Sep 2016	516		-102	31	587
Dividend	-356				-356
Closing balance of equity September 30, 2016 (1)	16,988	3,990	126	30	12,842

(1)              The entire equity is attributable to the shareholder of the Parent Company.

Statement of Cash Flows in the Consolidated Group Unaudited (except for Jan-Dec, 2015)

Skr mn	Jan-Sep 2016	Jan-Sep 2015	Jan-Dec 2015
Operating activities
Operating profit (1)	789	1,193	1,535
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	1	-69	-36
Depreciation	34	32	98
Exchange rate differences	0	28	22
Unrealized changes in fair value	134	-323	-396
Other	41	-10	18
Income tax paid	-297	-298	-580
Total adjustments to convert operating profit to cash flow	-87	-640	-874
Disbursements of loans	-43,222	-42,605	-56,404
Repayments of loans	52,326	51,356	70,777
Net change in bonds and securities held	-12,595	26,925	28,448
Derivatives relating to loans	264	419	469
Other changes — net	-350	—	469
Cash flow from operating activities	-2,875	36,648	44,420
Investing activities
Capital expenditures	-30	-45	-66
Cash flow from investing activities	-30	-45	-66
Financing activities
Proceeds from issuance of short-term senior debt	16,522	15,313	16,312
Proceeds from issuance of long-term senior debt	57,223	40,327	53,043
Repayments of debt	-54,390	-46,420	-74,546
Repurchase and early redemption of own long-term debt	-8,555	-32,405	-41,006
Derivatives relating to debts	-1,316	-6,167	-2,540
Dividend paid	-356	-378	-378
Cash flow from financing activities	9,128	-29,730	-49,115
Net cash flow for the year	6,223	6,873	-4,761
Exchange rate differences on cash and cash equivalents	-204	71	-80
Cash and cash equivalents at beginning of the period	2,258	7,099	7,099
Cash and cash equivalents at end of the period (2)	8,277	14,043	2,258
of which cash at banks	371	699	294
of which cash equivalents	7,906	13,344	1,964

(1) Interest payments received and expenses paid
Interest payments received	2,180	2,027	2,990
Interest expenses paid	710	1,088	1,273

(2)              Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES

Note 1. Applied accounting principles and impacts from changes in accounting principles

Note 2. Net results of financial transactions

Note 3. Impairment and past-due receivables

Note 4. Loans and liquidity investments

Note 5. Classification of financial assets and liabilities

Note 6. Financial assets and liabilities at fair value

Note 7. Derivatives

Note 8. S-system

Note 9. Pledged assets and contingent liabilities

Note 10. Capital adequacy

Note 11. Exposures

Note 12. Transactions with related parties

Note 13. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Interim Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2015 annual financial statements, except for changes related to amendment in ÅRKL. Due to amendments in ÅRKL and FFFS 2008:25, memorandum items are now presented in Note 9 Pledged assets and contingent liabilities. A new restricted reserve in the Parent company was established in accordance with ÅRKL, Capitalized development costs reserve, for costs of development accounted for as intangible assets. SEK has in connection with ESMA’s Guidelines on alternative performance measures, which came into force on July 3, 2016, reviewed the performance measures presented under Financial highlights. The performance measures Operating profit excl. net results of financial transactions, After-tax return on equity excl. net results of financial transactions, and Internally assessed economic capital excl. buffer as percentage of Own funds are not presented as they are no longer considered to be relevant. In addition, the performance measure Volume of outstanding offers of lending, is now defined as lending offers outstanding. Other changes in accounting standards have not had any material impact on accounting during the year. The Interim Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2015.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in 2014. The adoption of IFRS 9 is mandatorily effective from January 1, 2018, with early adoption permitted. The standard has not yet been approved by the EU. SEK has started the process of evaluating the potential effect of this standard, but has not yet reached any conclusions regarding the effects on SEK’s financial statements, capital adequacy or large exposures.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers, which is applicable from January 1, 2018. The standard has not yet been approved by the EU. IFRS 15 is not expected to have any material effects on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that would be expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net results of financial transactions

Skr mn	Jul-Sep 2016	Apr-Jun 2016	Jul-Sep 2015	Jan-Sep 2016	Jan-Sep 2015		Jan-Dec 2015
Net results of financial transactions related to:
Derecognition of financial instruments not measured at fair value through profit or loss	0	3	15	3	-113	(1)	-42	(1)
Financial assets or liabilities at fair value through profit or loss	-13	-31	120	-13	260		202
Financial instruments under fair-value hedge accounting	9	-54	52	-39	100		246
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	1	-1	0	-1	-6		-6
Total net results of financial transactions	-3	-83	187	-50	241		400

(1)         During the second quarter of 2015, most of SEK’s holdings of asset-backed securities were terminated, which affected the net results of financial transactions negatively by Skr 130 million.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in the cases when SEK repurchases own debt, or if lending is repaid early and the related hedging instruments are terminated prematurely.

These effects are presented under “Derecognition of financial instruments not measured at fair value through profit or loss” and “Financial assets or liabilities at fair value through profit or loss”.

Note 3. Impairment and past-due receivables

Skr mn	Jul-Sep, 2016	Apr-Jun, 2016	Jul-Sep, 2015	Jan-Sep, 2016		Jan-Sep, 2015		Jan-Dec, 2015
Credit losses	1	-6	—	-5		—		-33
Reversal of previous write-downs	1	2	1	4		279	(1)	279	(1)
Net impairment and reversals	2	-4	1	-1		279		246
Established losses	—	—	0	—		-211	(1)	-211	(1)
Recovered credit losses	0	0	0	0		1		1
Net credit losses	2	-4	1	-1	(2)	69	(2)	36
of which related to loans	2	-4	1	-1		68		35
of which related to liquidity investments	0	—	0	0		1		1

Reserve of impairment of financial assets
Opening balance	-239	-235	-203	-236		-464		-464
Reserves used to cover write-downs	—	—	-1	—		-9		-9
Net impairment and reversals	2	-4	1	-1		279		246
Currency effects	-1	0	0	-1		-9		-9
Closing balance	-238	-239	-203	-238		-203		-236
of which related to loans	-230	-231	-189	-230		-189		-228
of which related to liquidity investments	-8	-8	-14	-8		-14		-8

(1)         An asset in the form of a CDO was sold during the second quarter of 2015 and the corresponding reserve of Skr 206 million was dissolved. The recorded loss amounted to Skr 211 million.

(2)         Net credit losses for the first nine months amounted to Skr -1 million (9M15: Skr 69 million). The change compared with the same period in the previous year is due to reversals last year of Skr 70 million from the portfolio-based reserve (i.e., the reserve not attributable to a specific counterparty). The portfolio-based reserve at the end of the period was Skr 170 million (year-end 2015: Skr 170 million).

Past-due receivables

Receivables past due have been recorded at the amounts expected to actually be received at settlement.

Skr mn	September 30, 2016	December 31, 2015
Past-due receivables:(1)
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	209	387
Aggregate amount of principal and interest more than 90 days past-due (2)	16	358
Principal amount not past-due on such receivables	4,117	4,923

(1)    A reconstruction and refinancing of a larger unpaid loan was effected during the third quarter of 2016. SEK considers the loan to be fully paid and it has been refinanced with a new loan at terms and conditions which mainly correspond to the terms and conditions of the old loan. The new loan is fully covered by adequate guarantees and therefore no loan loss has been recorded. SEK does not hold any other loans that are under renegotiation.

As of September 30, 2016, SEK has one large unpaid amount, which represents the main part of total loans outstanding. The unpaid amount developed during the fourth quarter of 2015, is to a large extent, covered by adequate guarantees which is why expected future credit loss is limited in relation to the amount included in Past-Due Receivables above. The credit loss reserve for the second unsettled loan is Skr 40 million (year-end 2015: Skr 33 million).

(2)    Of the aggregate amount of principal and interest past due, Skr 14 million (year-end 2015: Skr 97 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 2 million (year-end 2015: Skr 64 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr 0 million (year-end 2015: Skr 197 million) was due for payment more than nine months before the end of the reporting period.

Note 4. Loans and liquidity investments

Skr mn	September 30, 2016	December 31, 2015
Loans:
Loans in the form of interest-bearing securities	49,217	48,107
Loans to credit institutions	33,358	29,776
Loans to the public	141,320	140,806
Less:
Cash collateral under the security agreements for derivative contracts(1)	-13,307	-13,592
Deposits with time to maturity exceeding three months	-5,542	—
Total loans	205,046	205,097

Liquidity placements:
Cash and cash equivalents	8,277	2,258
Cash collateral under the security agreements for derivative contracts	13,307	13,592
Deposits with time to maturity exceeding three months	5,542	—
Treasuries/government bonds	2,639	2,006
Other interest-bearing securities except loans	46,557	40,831
Total liquidity placements	76,322	58,687

Total interest-bearing assets	281,368	263,784

(1) Included in Loans to credit institutions.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

	Financial assets at fair value through profit or loss
Skr mn	Held-for- trading	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables	Total
Cash and cash equivalents	—	—	—	—	8,277	8,277
Treasuries/government bonds	—	—	—	2,639	—	2,639
Other interest-bearing securities except loans	—	1,515	—	45,042	—	46,557
Loans in the form of interest-bearing securities	—	275	—	—	48,942	49,217
Loans to credit institutions	—	—	—	—	33,358	33,358
Loans to the public	—	—	—	—	141,320	141,320
Derivatives	8,023	—	6,549	—	—	14,572
Total financial assets, September 30, 2016	8,023	1,790	6,549	47,681	231,897	295,940

Total financial assets, 31 December, 2015	6,213	2,296	6,459	40,067	221,421	276,456

Financial liabilities by accounting category

	Financial liabilities at fair value through profit or loss
Skr mn	Held-for- trading	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities	Total
Borrowing from credit institutions	—	—	—	5,423	5,423
Borrowing from the public	—	—	—	0	0
Senior securities issued	—	71,447	—	185,090	256,537
Derivatives	18,321	—	6,296	—	24,617
Subordinated securities issued	—	—	—	2,166	2,166
Total financial liabilities, September 30, 2016	18,321	71,447	6,296	192,679	288,743

Total financial liabilities, December 31, 2015	17,628	58,926	6,003	176,718	259,275

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	September 30, 2016	December 31, 2015	Jan-Sep 2016	Jan-Sep 2015
Netto CVA/DVA(1)	-11	-23	12	-5
OCA(2)	-364	-384	20	62

(1)         CVA (Credit value adjustment) and DVA (Debt value adjustment) reflects how the counterparties´ credit risk as well as SEK´s own credit rating  affects the fair value of derivatives.

(2)         OCA (Own credit adjustment) reflects how the changes in SEK´s credit rating affects the fair value of financial liabilities  measured at fair value through profit and loss.

Note 6. Financial assets and liabilities at fair value

	September 30, 2016
			Surplus value (+)/
			Deficit
Skr mn	Book value	Fair value	value (-)
Cash and cash equivalents	8,277	8,277	—
Treasuries/governments bonds	2,639	2,639	—
Other interest-bearing securities except loans	46,557	46,565	8
Loans in the form of interest-bearing securities	49,217	50,142	925
Loans to credit institutions	33,358	33,546	188
Loans to the public	141,320	144,476	3,156	(1)
Derivatives	14,572	14,572	—
Total financial assets	295,940	300,217	4,277

Borrowing from credit institutions	5,423	5,394	-29
Borrowing from the public	0	0	0
Senior securities issued	256,537	257,761	1,224
Derivatives	24,617	24,617	—
Subordinated securities issued	2,166	2,182	16
Total financial liabilities	288,743	289,954	1,211

	December 31, 2015
			Surplus value (+)/
			Deficit
Skr mn	Book value	Fair value	value (-)
Cash and cash equivalents	2,258	2,258	—
Treasuries/governments bonds	2,006	2,006	—
Other interest-bearing securities except loans	40,831	40,874	43
Loans in the form of interest-bearing securities	48,107	48,982	875
Loans to credit institutions	29,776	29,771	-5
Loans to the public	140,806	142,619	1,813	(1)
Derivatives	12,672	12,672	—
Total financial assets	276,456	279,182	2,726

Borrowing from credit institutions	5,283	5,267	-16
Borrowing from the public	61	61	0
Senior securities issued	228,212	229,128	916
Derivatives	23,631	23,631	—
Subordinated securities issued	2,088	2,077	-11
Total financial liabilities	259,275	260,164	889

(1)         Skr 2,453 million of the surplus value  (year-end 2015: Skr 1,452 million) is mainly related to CIRR loans within the S-system. See note 8 for more information regarding the S-system.

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available. Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflect the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy at the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between professional, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data), where possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

•                  the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

•                  quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

•                  historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

•                  similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously evaluates the high quality of market data, and in connection with financial reporting, a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Non-observable market data such as SEK’s own creditworthiness are assessed by recent SEK’s issuances of securities, or if no continuous flow of new transactions exist, spreads against other issuers, in those cases in which observable prices in the secondary market are unavailable.

The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. Management assesses the level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and unobservable parameters, where relevant.

New models involving significant change from the previously approved models must be authorized by the Board’s Finance and Risk Committee. In addition, all models for the valuation of financial instruments must receive annual approval from the Board’s Finance and Risk Committee. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. Analysis of significant non-observable market data, fair value adjustments and significant changes in the fair values of level-3-instruments are reviewed on quarterly basis by plausibility checks. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly, in connection with the filing of SEK’s interim reports.

Determination of the fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments by using derivatives in order to obtain effective economic hedges.  These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit or loss and therefore the embedded derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable), such changes in fair value would generally offset each other.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	2,639	—	—	2,639
Other interest-bearing securities except loans	1,122	138	255	1,515	1,148	43,902	—	45,050
Loans in the form of interest-bearing securities	275	—	—	275	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	14	10,629	3,929	14,572	—	—	—	—
Total, September 30, 2016	1,411	10,767	4,184	16,362	3,787	43,902	—	47,689

Total, December 31, 2015	1,475	11,344	2,149	14,968	3,250	36,817	—	40,067

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	24,153	47,294	71,447
Derivatives	7	21,276	3,334	24,617
Subordinated securities issued	—	—	—	—
Total, September 30, 2016	7	45,429	50,628	96,064

Total, December 31, 2015	23	39,386	43,148	82,557

During the period January to September 2016 no assets or liabilities were transferred between Level 1 and Level 2 (year-end 2015: Skr -). Transfers to level 3 were made for assets and liabilities during the period January-September 2016 in an amount of Skr -6 million (year-end 2015: Skr 236 million).

Financial assets and liabilities at fair value in Level 3, September 30, 2016

Skr mn	January 1, 2016	Purchases/ Issues	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss(1)	Currency exchange- rate effects	September 30, 2016
Other interest-bearing securities except loans	261	—	—	—	—	-6	—	255
Senior securities issued	-38,709	-10,209	7,413	-4	—	1,232	-7,018	-47,294
Derivatives, net	-2,551	-742	169	-2	—	-1,074	4,759	596
Net assets and liabilities, 2016	-40,999	-10,951	7,582	-6	—	152	-2,259	-46,443

Financial assets and liabilities at fair value in Level 3, December 31, 2015

Skr mn	January 1, 2015	Purchases/ Issues	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss(1)	Currency exchange-rate effects	December 31, 2015
Other interest-bearing securities except loans	266	261	-260	—	—	-5	-1	261
Senior securities issued	-54,756	-11,970	30,443	-214	—	1,352	-3,564	-38,709
Derivatives, net	348	-986	-979	22	—	-2,304	1,348	-2,551
Net assets and liabilities, 2015	-54,142	-12,695	29,204	-192	—	-957	-2,217	-40,999

(1)         Gains and losses through profit or loss, including the impact of exchange rates, is reported as interest net revenue and results of financial transactions. The unrealized fair value changes for assets and liabilities held as of September 30, 2016 amount to Skr 127 million profit (year-end 2015: Skr 132 million profit) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3-instruments. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/– 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3-instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. This means that an increase or decrease in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large increase or decrease of fair value in the derivative because the underlying market data in the security is also used to evaluate the derivative.

Sensitivity analysis — level 3 assets and liabilities

	September 30, 2016
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Interest rate	255	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum other interest-bearing securities except loans	255				0	0

Equity	-606	Correlation	0.75 - 0.02	Option Model	11	-7

Interest rate	1,725	Correlation	0.10 - (0.14)	Option Model	-141	97

FX	-384	Correlation	0.76 - (0.72)	Option Model	60	-56

Other	-139	Correlation	0.52 - 0.01	Option Model	1	0

Sum derivatives, net	596				-69	34

Equity	-20,037	Correlation	0.75 - 0.02	Option Model	-11	8
		Credit spreads	10BP - (10BP)	Discounted cash flow	38	-38
Interest rate	-22,338	Correlation	0.10 - (0.14)	Option Model	158	-62
		Credit spreads	10BP - (10BP)	Discounted cash flow	92	-92
FX	-4,769	Correlation	0.76 - (0.72)	Option Model	-61	56
		Credit spreads	10BP - (10BP)	Discounted cash flow	112	-112
Other	-150	Correlation	0.52 - 0.01	Option Model	-1	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	7	-7
Sum senior securities issued	-47,294				334	-247

Total effect on profit or loss(2)					265	-213

Other interest-bearing securities loans, December 31, 2016	261				0	0
Derivatives, net, December 31, 2015	-2,551				-134	134
Senior securities issued, December 31, 2015	-38,709				359	-356
Total effect on profit or loss, December 31, 2015					225	-222

(1)         Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and —0.1. The correlation is expressed as a value between 1 and —1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to —1. The table presents the scenario analysis of the effect on Level 3-instruments, with maximum positive and negative changes.

(2)         Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 249 million (year-end 2015: Skr 224 million) under a maximum scenario and Skr -249 million (year-end 2015: Skr -224 million) under a minimum scenario.

Note 7. Derivatives

Derivatives by categories

	September 30, 2016			December 31, 2015
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	6,084	13,236	236,961	5,582	8,225	221,515
Currency-related contracts	7,847	10,013	147,848	6,548	13,745	116,290
Equity-related contracts	641	1,222	23,922	542	1,497	16,089
Contracts related to commodities, credit risk, etc.	—	146	1,500	—	164	1,978
Total derivatives	14,572	24,617	410,231	12,672	23,631	355,872

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system (CIRR loans), and the State’s related concessionary credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2015.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position. Unrealized fair value changes on derivatives related to the S-system are presented net as a claim from the State under other assets.

Statement of Comprehensive Income for the S-system

Skr mn	Jul-Sep 2016	Apr-Jun 2016	Jul-Sep 2015	Jan-Sep 2016	Jan-Sep 2015	Jan-Dec 2015
Interest revenues	295	276	306	864	923	1,222
Interest expenses	-264	-230	-250	-739	-745	-1,001
Net interest revenues	31	46	56	125	178	221
Interest compensation	3	108	1	112	12	13
Remuneration to SEK(1)	-30	-28	-31	-86	-94	-122
Foreign exchange effects	0	1	0	5	0	0
Reimbursement to (-) / from (+) the State	-4	-127	-26	-156	-96	-112
Operating profit	0	0	0	0	0	0

(1)              The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	September 30, 2016	December 31, 2015
Cash and cash equivalents	9	1
Loans	43,707	44,077
Derivatives	10	213
Other assets	7,240	1,133
Prepaid expenses and accrued revenues	238	328
Total assets	51,204	45,752

Liabilities	43,810	44,215
Derivatives	7,068	1,186
Accrued expenses and prepaid revenues	326	351
Equity	—	—
Total liabilities and equity	51,204	45,752

Commitments
Committed undisbursed loans	56,472	54,638
Binding offers	640	2,273

Results under the S-system by type of CIRR loans (Commercial Interest Reference Rate)

Skr mn	Jul-Sep 2016	Apr-Jun 2016	Jul-Sep 2015	Jan-Sep 2016	Jan-Sep 2015	Jan-Dec 2015
Net interest revenues	43	58	69	162	216	271
Interest compensation	3	108	1	112	12	13
Remuneration to SEK	-29	-27	-30	-84	-92	-120
Foreign exchange effects	0	1	0	5	0	0
Results under the S-system by CIRR loans	17	140	40	195	136	164

Results under the S-system for Concessionary loans

Skr mn	Jul-Sep 2016	Apr-Jun 2016	Jul-Sep 2015	Jan-Sep 2016	Jan-Sep 2015	Jan-Dec 2015
Net interest revenues	-12	-12	-13	-37	-38	-50
Remuneration to SEK	-1	-1	-1	-2	-2	-2
Foreign exchange effects	—	—	—	—	—	—
Results under the S-system by Concessionary loans	-13	-13	-14	-39	-40	-52
Total comprehensive income in the S-system which represents net remuneration to the State (+) net remuneration to SEK (-)	4	127	26	156	96	112

Note 9. Pledged assets and contingent liabilities

Skr mn	September 30, 2016	December 31, 2015
Collateral provided etc.
Cash collateral under the security agreements for derivative contracts	13,307	13,592

Contingent assets
Guarantee commitments,	2,653	4,081

Commitments
Committed undisbursed loans	62,677	63,438
Binding offers	690	2,273

Note 10. Capital adequacy

Capital adequacy analysis

	September 30, 2016	December 31, 2015
Capital ratios excl. of buffer requirements(1)
Common Equity Tier 1 capital ratio	20.8%	21.6%
Tier-1 capital ratio	20.8%	21.6%
Total capital ratio	23.5%	24.5%
Institution specific Common Equity Tier 1 capital requirement incl. of buffers(2)	8.0%	7.7%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical buffer	1.0%	0.7%
of which Systemic risk buffer	—	—
Common Equity Tier 1 capital available to meet institution specific requirement(3)	19.3%	20.1%
Total capital ratio according to Basel I floor(4)	22.1%	23.4%

(1)   Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR, which without regard to the transitional period already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

(2)   Inclusive of the minimum requirement of 4.5 percent, expressed as a percentage of total risk exposure amount.

(3)   Common Equity Tier 1 capital, as a percentage of the total risk exposure amount, available to meet the institution-specific Common Equity Tier 1 capital requirement. SEK does not have any additional Tier 1 capital, hence Common Equity Tier 1 capital is required to meet the difference between the minimum requirements on Tier 1 capital and Common Equity Tier 1 capital with the result that this indicator is 1.5 percentage points less than the Common Equity Tier 1 capital ratio.

(4)   The minimum requirement is 8.0 percent.

For further information on capital adequacy, risks, and CRR(1), see the section “Risk and capital management” in SEK’s Annual Report for 2015.

(1)   Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

Own funds — Adjusting items

Skr mn	September 30, 2016	December 31, 2015
Share capital	3,990	3,990
Retained earnings	12,235	11,404
Accumulated other comprehensive income and other reserves	149	247
Independently reviewed profit net of any foreseeable charge or dividend	430	830
Common Equity Tier 1 (CET1) capital before regulatory adjustments	16,804	16,471
Additional value adjustments due to prudent valuation(2)	-438	-429
Intangible assets	-103	-109
Fair value reserves related to gains or losses on cash flow hedges	-126	-228
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	266	290
Total regulatory adjustments to Common Equity Tier 1 capital	-401	-476
Total Common Equity Tier 1 capital	16,403	15,995
Additional Tier 1 capital	—	—
Total Tier 1 capital	16,403	15,995
Tier-2-eligible subordinated debt	2,148	2,088
Credit risk adjustments(3)	9	9
Total Tier 2 capital	2,157	2,097
Total Own funds	18,560	18,092

Total Own funds according to Basel I floor	18,551	18,083

(1)   Expected loss amount calculated according to the IRB-approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB-approach related to exposures to corporates and financial institutions. As of September 30, 2016, the limitation rule has not had any effect (year-end 2015: no effect).

Minimum capital requirements exclusive of buffer

	September 30, 2016			December 31, 2015
Skr mn	EAD(1)	Risk exposure amount	Minimum capital requirement	EAD(1)	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Central governments	138,911	916	73	141,235	760	61
Regional governments	20,525	—	—	13,999	—	—
Multilateral development banks	1,829	—		24	—	—
Corporates	1,349	1,349	108	1,441	1,441	115
Total credit risk standardized method	162,614	2,265	181	156,699	2,201	176
Credit risk IRB method
Financial institutions(2)	55,672	17,224	1,378	51,805	16,437	1,315
Corporates(3)	95,508	51,548	4,124	81,575	46,990	3,760
Securitization positions	—	—	—	756	241	19
Assets without counterparty	125	125	10	129	129	10
Total credit risk IRB method	151,305	68,897	5,512	134,265	63,797	5,104
Credit valuation adjustment risk	n.a.	2,687	215	n.a.	2,403	192
Foreign exchange risk	n.a.	1,042	83	n.a.	1,570	126
Commodities risk	n.a.	15	1	n.a.	19	1
Operational risk	n.a.	3,969	318	n.a.	3,969	318
Total	313,919	78,875	6,310	290,964	73,959	5,917
Adjustment according to Basel I floor	n.a.	5,218	417	n.a.	3,262	261
Total incl. Basel I floor	n.a.	84,093	6,727	n.a.	77,221	6,178

(1)         Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2)         Of which counterparty risk in derivatives: EAD Skr 4,657 million (year-end 2015: Skr 4,138 million), Risk exposure amount of Skr 1,857 million (year-end 2015: Skr 1,656 million) and Capital requirement of Skr 149 million (year-end 2015: Skr 132 million).

(3)         Of which related to specialized lending: EAD Skr 2,850 million (year-end 2015: Skr 4,085 million), Risk exposure amount of Skr 1,936 million (year-end 2015: Skr 2,806 million) and Capital requirement of Skr 155 million (year-end 2015: Skr 224 million).

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish Financial Supervisory Authority, exempted from application of the IRB approach, and, instead, the standardized approach is applied. SEK has permanent exemptions for exposures to Swedish central and regional governments, as well as permanent exemptions for some non-material exposures. Also, SEK has time-limited exemptions until March 30, 2017 for its exposures to central and regional governments outside Sweden and to multilateral development banks. SEK has applied to the Swedish Financial Supervisory Authority for approval of an IRB approach for exposures to central and regional governments and to multilateral development banks. Minimum capital requirements for these exposures will increase when an IRB approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent.

The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement. Other transitional arrangements concerning CRR have no significant effect on SEK.

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. SEK has not been classified as a systemically important institution. The capital buffer requirements for systemically important institutions that came into force January 1, 2016 will hence not apply to SEK. There is no systemic risk buffer applicable for SEK that is active at the moment. The countercyclical buffer rate that will be applied to exposures located in Sweden was increased from 1.0 percent to 1.5 percent as of June 27, 2016. The Swedish countercyclical buffer rate will further increase to 2.0 percent as of March 19, 2017. As of September 30, 2016, the capital requirement related to relevant exposures in Sweden is 68 percent (year-end 2015: 65 percent) of the total relevant capital requirement regardless of location, this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden the potential effect is limited. As of September 30, 2016, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.02 percentage points (year-end 2015: 0.01 percentage points).

Leverage Ratio

Skr mn (if not mentioned otherwise)	September 30, 2016	December 31, 2015
Exposure measure for the leverage ratio
On-balance sheet exposures	280,799	256,889
Off-balance sheet exposures	38,590	39,161
Total exposure measure	319,389	296,050
Leverage ratio	5.1%	5.4%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio.

Internally assessed economic capital excl. buffer

Skr mn (if not mentioned otherwise)	September 30, 2016	December 31, 2015
Credit risk	7,764	7,944
Operational risk	227	318
Market risk	1,498	1,447
Other risks	261	238
Total	9,750	9,947

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s Annual Report for 2015.

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
	September 30,		December 31,		September 30,		December 31,		September 30,		December 31,
Classified by type of	2016		2015		2016		2015		2016		2015
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	108.4	39.3	109.9	43.6	61.0	85.7	62.7	84.6	169.4	48.8	172.6	52.9
Regional governments	20.5	7.4	14.0	5.6	—	—	—	—	20.5	5.9	14.0	4.3
Multilateral development banks	1.8	0.7	0.0	0.0	—	—	—	—	1.8	0.5	0.0	0.0
Financial institutions	50.4	18.2	47.0	18.5	5.5	7.7	5.0	7.0	55.9	16.1	52.0	16.0
Corporates	94.8	34.4	80.6	32.0	4.7	6.6	6.2	8.4	99.5	28.7	86.8	26.6
Securitization positions	—	—	0.8	0.3	—	—	—	—	—	—	0.8	0.2
Total	275.9	100.0	252.3	100.0	71.2	100.0	73.9	100.0	347.1	100.0	326.2	100.0

Net exposure by region and exposure class, as of September 30, 2016

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	3.4	1.5	3.9	—	0.9	137.7	18.5	3.5	169.4
Regional governments	—	—	—	—	—	—	18.6	1.9	—	20.5
Multilateral development banks	—	—	—	—	—	—	—	1.8	—	1.8
Financial institutions	—	2.9	3.3	8.6	0.5	1.2	14.9	24.1	0.4	55.9
Corporates	4.0	2.0	0.6	3.6	—	2.4	67.3	19.4	0.2	99.5
Securitization positions	—	—	—	—	—	—	—	—	—	0.0
Total	4.0	8.3	5.4	16.1	0.5	4.5	238.5	65.7	4.1	347.1

Net exposure by region and exposure class, as of December 31, 2015

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	4.9	—	5.9	—	0.8	137.6	20.3	3.1	172.6
Regional governments	—	—	—	—	—	—	12.7	1.3	—	14.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.5	4.6	0.5	3.9	2.2	2.1	8.6	27.2	0.4	52.0
Corporates	1.1	1.4	0.5	5.5	—	1.8	60.0	16.3	0.2	86.8
Securitization positions	—	—	—	—	—	—	—	0.8	—	0.8
Total	3.6	10.9	1.0	15.3	2.2	4.7	218.9	65.9	3.7	326.2

Net exposure European countries, excluding Sweden

Skr bn	September 30, 2016	December 31, 2015
France	13.5	15.3
Finland	8.5	8.2
United Kingdom	7.5	9.2
Denmark	7.4	6.6
Germany	6.7	7.5
Norway	5.8	4.3
The Netherlands	5.7	7.0
Luxembourg	4.6	2.2
Poland	3.5	3.1
Spain	2.3	0.5
Switzerland	1.9	2.0
Austria	0.6	0.5
Belgium	0.4	0.4
Ireland	0.4	1.1
Iceland	0.3	0.8
Latvia	0.3	0.3
Portugal	0.1	0.2
Estonia	0.1	0.1
Italy	0.0	0.0
Greece	—	—
Other countries	0.2	0.3
Total	69.8	69.6

Asset-backed securities held

SEK has no exposure related to asset-backed securities as of September 30, 2016 (year-end 2015: Skr 756 million).

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 in SEK’s Annual Report for 2015. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2015. For information regarding the S-system, see Note 8.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Interim report January—September 2016

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm October 21, 2016

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Susanne Lithander	Lotta Mellström	Ulla Nilsson
Director of the Board	Director of the Board	Director of the Board

Teppo Tauriainen		Magnus Uggla
Director of the Board		Director of the Board

Catrin Fransson

Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

February 3, 2017      Year-end Report for the period January 1, 2016 — December 31, 2016

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 21, 2016 14:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2015, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

DEFINITIONS

After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 9). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

CIRR loans as percentage of new lending

The system for officially supported export credits.

Loans, outstanding and undisbursed

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. These amounts comprise SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition (see the Statement of Financial Position and Note 9).

New long-term borrowing

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date. In the Consolidated Statement of Cash Flows, amounts are shown based on settlement dates. Differences can occur between these amounts, since trade dates and settlement dates can differ and occur in different reporting periods.

Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and senior securities issued.

Interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

Interest-bearing liabilities

The total of outstanding senior debt and subordinated securities issued. Calculated using the opening and closing balances for the report period.

Common Equity Tier 1 capital ratio

Capital ratios are the quotients of the relevant capital measure and the total risk exposure amount.

Tier 1 capital ratio

Capital ratios are the quotients of the relevant capital measure and the total risk exposure amount.

Total capital ratio

Capital ratios are the quotients of the relevant capital measure and the total risk exposure amount.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 10)

Liquidity coverage ratio (LCR)

Highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days in accordance with the applicable rules and regulations.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

Alternative performance measures

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has chosen to present these, either because they are in common use within the industry or because they accord with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. Some of the key performance indicators defined above are alternative performance measures.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the Consolidated Group consisting of the Parent Company and its subsidiaries. The international code for the Swedish currency (SEK) is not used in this report to avoid confusion with the same three-letter abbreviation that has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

AB Svensk Exportkredit (SEK), Swedish corporate identity number 556084-0315, with its registered office in Stockholm, Sweden is a public limited liability company as defined under the Swedish Companies Act. In some instances, a public company is obliged to add “(publ)” to its company name.

About SEK

Mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes administration of the officially supported CIRR system.

Vision	SEK’s vision is to strengthen the competitiveness of Swedish exporters and, thereby help to create employment and sustainable growth in Sweden.

Our clients

SEK’s offering is aimed at Swedish exporters and their customers and, currently, our clients are mainly represented among the 100 largest Swedish exporters with sales exceeding Skr 4 billion. From 2015, we have also expanded our offering to reach medium-sized exporters with sales of more than Skr 500 million.

Our partnerships	We have close partnerships with other export promotion agencies in Sweden such as: EKN, Business Sweden, Almi and Swedfund. We also work together with numerous Swedish and international banks.

Employees	SEK has about 260 employees and its head office is located in Stockholm, Sweden. SEK also has a representative office in Gothenburg.

Core values	SEK is governed by our core values: solution orientation, collaboration and professionalism.

SEK’s history

SEK has helped the Swedish export industry with financing solutions for more than a half century. The Swedish government and the largest banks founded SEK in 1962, and the government became the sole owner in 2003